UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-41608

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2023
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Structure Therapeutics Inc.

Full Name of Registrant

Former Name if Applicable

601 Gateway Blvd., Suite 900

Address of Principal Executive Office (Street and Number)

South San Francisco, California 94080

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Structure Therapeutics Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2023 (the “Third Quarter 10-Q”) on or prior to its prescribed due date without unreasonable effort or expense due to a delay in obtaining and compiling financial information required to be included in the Third Quarter 10-Q. Specifically, the Company’s interim unaudited condensed consolidated financial statements for the three months ended September 30, 2022 (the “2022 Interim Financial Statements”) were not previously reviewed in accordance with Public Company Accounting Oversight Board Auditing Standard 4105, Reviews of Interim Financial Information (“PCAOB AS 4105”). The Company has concluded it is appropriate to delay the filing of the Third Quarter 10-Q while an independent registered public accounting firm completes the review of the 2022 Interim Financial Statements in accordance with PCAOB AS 4105. The Company plans to file the Third Quarter 10-Q no later than the fifth calendar day following the prescribed due date.

In addition, the interim unaudited condensed consolidated financial statements as of and for the three and six months ended June 30, 2022 included in the Company’s Form 10-Q for the quarter ended June 30, 2023 (the “Second Quarter 10-Q”) were not previously reviewed by an independent registered public accounting firm in accordance with PCAOB AS 4105. As a result, the Second Quarter 10-Q is deemed substantially deficient until the reviews of such financial statements are completed by an independent registered public accounting firm and the Second Quarter 10-Q is not considered timely filed or current.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jun Yoon	628	229-9277
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒

As noted above in Part III, the interim unaudited condensed consolidated financial statements as of and for the three and six months ended June 30, 2022 included in the Second Quarter 10-Q were not previously reviewed by an independent registered public accounting firm in accordance with PCAOB AS 4105. As a result, the Second Quarter 10-Q is deemed substantially deficient until the reviews of such financial statements are completed by an independent registered public accounting firm and the Second Quarter 10-Q is not considered timely filed or current.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 14, 2023, the Company furnished a press release reporting results for the three and nine months ended September 30, 2023 as Exhibit 99.1 to its Current Report on Form 8-K (the “Earnings Release”). As reported in the Earnings Release, the Company expects to report a net loss of approximately $23.9 million and $65.1 million for the three and nine months ended September 30, 2023, respectively, compared to a net loss of $12.4 million and $39.4 million for the three and nine months ended September 30, 2022, respectively. The financial information is subject to change until included in the interim unaudited condensed consolidated financial statements filed in a Quarterly Report on Form 10-Q with the Securities and Exchange Commission (the “SEC”).

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, without limitation, statements regarding the expected timing of filing the Third Quarter 10-Q and any changes in results of operations pending completion of review of any interim financial statements by an independent registered public accounting firm. In addition, when or if used in this Form 12b-25, the words “may,” “estimate,” “expect,” “plan,” and similar expressions and their variants, as they relate to the Company may identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Although the Company believes the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Readers are cautioned that actual results, or events and circumstances could differ materially from those expressed or implied in the Company’s forward-looking statements due to a variety of risks and uncertainties, which include, without limitation, risks and uncertainties related to the finalization of the review of any interim financial statements by an independent registered public accounting firm, as well as the general business, financial and accounting risks and other risks and uncertainties described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K filed with the SEC on March 30, 2023, Quarterly Report on Form 10-Q filed with the SEC on August 10, 2023, and future reports the Company may file with the SEC from time to time. All forward-looking statements contained in this report speak only as of the date on which they were made and are based on management’s assumptions and estimates as of such date. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law.

Structure Therapeutics Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2023	By:	/s/ Raymond Stevens, Ph.D.
Raymond Stevens, Ph.D.
Chief Executive Officer